Exhibit 99.2

VOTE ON INTERNET Go to www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. CONTROL # VOTE BY MAIL Mark, sign and date your proxy card and * SPECIMEN * return it in the envelope we have provided. 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE BY EMAIL Mark, sign and date your proxy card and email it to vote@vstocktransfer.com. VOTE BY FAX Mark, sign and date your proxy card and fax it to 1-646-536-3179. VOTE IN PERSON If you would like to vote in person, please attend the Annual Meeting to be held on September 12, 2020, at 3:00 p.m., local time (3 a.m. ET on September 12, 2020). Please Vote, Sign, Date and Return Promptly. All votes must be received by 11:59 p.m., Eastern Time, September 10, 2020 (11:59 a.m., Beijing Time, September 10, 2020). Annual Meeting Proxy Card - Tantech Holdings Ltd. Common Shares DETACH PROXY CARD HERE TO VOTE BY MAIL The Board of Directors recommends that you vote FOR each director nominee: (1) To elect the nominees listed below to hold office until the 2021 Annual Meeting of Shareholders or until their respective successors are duly elected and qualified. WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below) INSTRUCTION:TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW: 01 Zhengyu Wang 02 Yefang Zhang 03 Wencai Pan 04 Hongdao Qian 05 Shudong Wang The Board of Directors recommends that you vote FOR the following item: (2) To ratify the appointment of Prager Metis CPAs, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020. VOTE FOR VOTE AGAINST ABSTAIN The Board of Directors recommends that you vote FOR the following item: (3) To transact any other business properly coming before the meeting or any adjournment thereof. VOTE FOR VOTE AGAINST ABSTAIN Date Signature Signature, if held jointly To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00

TANTECH HOLDINGS LTD.

Annual Meeting of Shareholders

3:00 A.M., EASTERN TIME, SEPTEMBER 12, 2020

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders

To Be Held on September 12, 2020, at 3:00 p.m., Local Time

(September 12, 2020, at 3:00 a.m., Eastern Time)

The Notice & Proxy Statement and Annual Report on Form 20-F are available at:

http://ir.tantech.cn/proxy-filings

TANTECH HOLDINGS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Wangfeng Yan, Weilin Zhang or                   , with full power of substitution, as proxy to represent and vote all shares of Common Shares of Tantech Holdings Ltd. (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on September 12, 2020, at 3:00 a.m., Eastern Time (September 12, 2020, at 3 p.m., Local Time), at Room 1803, 18F, Kaidi Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China, upon matters set forth in the Notice of 2020 Annual Meeting of Shareholders, a copy of which has been received by the undersigned. Each Common Share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the listed nominees, FOR the ratification of Prager Metis CPAs, LLC and, in the case of other matters that legally come before the meeting, as said proxy may deem advisable.

Please check here if you plan to attend the Annual Meeting of Shareholders on September 12, 2020, at 3:00 p.m., Local Time. ☐

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Tantech Holdings Ltd. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address:     ________________________________________

(Continued and to be signed on Reverse Side)